VSE CORPORATION
6348 Walker Lane,
Alexandria, Virginia 22310

July 12, 2023

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, DC 20549
Attention: Donald E. Field

Re:	VSE Corporation Registration Statement No. 333-273085
Ladies and Gentlemen:

On behalf of VSE Corporation (the “Company”), the undersigned hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, that the effective time of the Registration Statement on Form S-3 (File No. 333-273085) filed by the Company on June 30, 2023 (the “Registration Statement”) be accelerated to 4:15 p.m., New York City time, on Friday, July 14, 2023, or as soon as practicable thereafter. The Company respectfully requests that you notify Joel T. May of such effectiveness by a telephone call to (404) 581-8967.

Should you have any questions regarding the Registration Statement, please contact Joel T. May at (404) 581-8967.

Thank you for your attention to this matter.

Sincerely,

VSE CORPORATION

By:	/s/ Stephen D. Griffin
Name:	Stephen D. Griffin
Title:	Senior Vice President and Chief
Financial Officer

cc:	Joel T. May
Jones Day